Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following third-party letter was made available on Comcast’s website:

August 21, 2014

Marlene H. Dortch
Secretary
Federal Communications Commission                                                                                                RE: MB Docket No. 14-57
445 12th Street, SW
Washington, DC 20554

Dear Ms. Dortch:

I am proud to share my hometown of Philadelphia with Ralph Roberts, the founder of Comcast. Luckily for us, Comcast is now one of the largest employers in Philadelphia, as well as its biggest corporate community sponsor. Comcast has shown a remarkable dedication to the people of Philadelphia - a devotion that has spread to hundreds of communities, large and small, throughout the United States. As the State Representative for Philadelphia's 201st district, I support the proposed Time Warner Cable/Comcast transaction because I believe that so many other cities and towns deserve to access the same benefits as my city.

Comcast has withstood the test of time through its long-view approach to hiring and business practices. Comcast invests in its employees, whether by revolutionary job training programs that keep its workers up to date on the latest technology or through its diversity workforce development programs. As Comcast grows, so do local and regional economies.

In Philadelphia, Comcast has a shining history of supporting communities in need. For many years, I have enjoyed watching Comcast employees from all levels get their hands dirty on cleanup projects as part of Comcast Cares Day. This year, this fantastic annual event took place in my neighborhood, where over 300 Comcast volunteers helped out at the Germantown Boys & Girls Club. Comcast singled out the project not only as a location that needed some sprucing up, but also to give local area schoolchildren a better place to learn and play after school hours. My constituents and I are still enjoying the impact of this project, and I look forward to all the positive outcomes that next year's event will bring.

I encourage the FCC to take my comments into consideration for the proposed Comcast/Time Warner Cable transaction. Comcast is not just a business leader; it is a community partner.

Sincerely,

/s/ Stephen Kinsey
Stephen Kinsey
State Representative
201st Legislative District

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, including Amendments No. 1, 2, 3, 4, 5 and 6 thereto, containing a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast.  The registration statement was declared effective by the SEC on September 5, 2014, and Comcast and Time Warner Cable commenced mailing the definitive joint proxy statement/prospectus to shareholders of Comcast and Time Warner Cable on or about September 9, 2014.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable are available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

In addition, in connection with the proposed transaction between Comcast and Charter Communications, Inc. (“Charter”), Charter will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014, and its Current Report on Form 8-K, which was filed with the SEC on June 13, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014, and its Current Report on Form 8-K, which was filed with the SEC on July 1, 2014.  Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.